UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Maplebear Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

565394103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 565394103

1.	Names of Reporting Persons. Apoorva Mehta
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 28,280,677 shares (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 28,280,677 shares (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,280,677 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.9% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)

As of December 31, 2023, consists of (i) 4,141 shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Maplebear Inc. (the “Company”) held by Mr. Mehta directly, (ii) 23,409,751 shares of Common Stock held by The Apoorva Mehta Revocable Trust, dated June 20, 2018, of which Mr. Mehta is trustee and has sole voting and dispositive power, and (iii) 4,866,785 shares of Common Stock subject to stock options that are exercisable within 60 days of December 31, 2023.

(2)

Percentage ownership is based on 280,215,950 shares of Common Stock outstanding as of October 31, 2023, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023, plus the assumed exercise, solely for purposes of calculating Mr. Mehta’s percentage ownership, of the stock options to which 4,866,785 shares of Common Stock beneficially owned by Mr. Mehta are subject as described herein.

Item 1 (a)	Name of Issuer:

Maplebear Inc.

Item 1 (b)	Address of Issuer’s Principal Executive Offices:

50 Beale Street, Suite 600

San Francisco, California 94105

Item 2 (a)	Name of Person Filing:

Apoorva Mehta

Item 2 (b)	Address of Principal Business Office or, if none, Residence:

314 Lytton Ave

Palo Alto, CA 94301

Item 2 (c)	Citizenship:

The Reporting Person is a citizen of Canada.

Item 2 (d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2 (e)	CUSIP Number:

565394103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of cover page.

(b)	Percent of class:

See Row 11 of cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 14, 2024

/s/ Apoorva Mehta
Apoorva Mehta